# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FirstSun Capital Bancorp, CIK 0001709442
CUSIP: 33767U107
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1400 16th Street, Suite 250, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001552781-24-000605
Filed by CIK 0002044275

## Reporting persons
- Twin Meadow VHC Trust U/A/D 5/25/2011: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); member of a group; sole voting power 1,025,450; shared voting power 0; sole dispositive power 1,025,450; shared dispositive power 0; aggregate amount beneficially owned 1,025,450 (3.68% of the class)
  Comment: Note for (1) Name of reporting persons - 1,025,450 common shares held by the Twin Meadow VHC Trust U/A/D 5/25/2011. As of the date of filing this Amendment No. 1, Mollie H. Carter served as the trustee of the above named trust.
- Mollie Hale Carter Trust Agreement dated 12/19/1995: type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); member of a group; sole voting power 509,125; shared voting power 0; sole dispositive power 509,125; shared dispositive power 0; aggregate amount beneficially owned 509,125 (1.83% of the class)
  Comment: Note for (1) Name of reporting person - 509,125 common shares held by the Mollie Hale Carter Trust Agreement dated 12/19/1995. As of the date of filing this Amendment No. 1, Mollie H. Carter served as the trustee of the above named trust.
- Wood Racket Trust FBO Mollie H. Carter U/A/D 7/31/2003: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); member of a group; sole voting power 666,500; shared voting power 0; sole dispositive power 666,500; shared dispositive power 0; aggregate amount beneficially owned 666,500 (2.4% of the class)
  Comment: Note for (1) Name of reporting person - 666,500 common shares held by the Wood Racket Trust FBO Mollie H. Carter U/A/D 7/31/2003. As of the date of filing this Amendment No. 1, Mollie H. Carter served as the co-trustee of the above named trust.
- Orion VHC Trust For the Mollie Hale Carter Family U/A/D 7/8/2011: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); member of a group; sole voting power 353,400; shared voting power 0; sole dispositive power 353,400; shared dispositive power 0; aggregate amount beneficially owned 353,400 (1.27% of the class)
  Comment: Note for (1) Name of reporting person - 353,400 common shares held by the Orion VHC Trust For the Mollie Hale Carter Family U/A/D 7/8/2011. As of the date of filing this Amendment No. 1, Mollie H. Carter served as the co-trustee of the above named trust.

## Item 1. Issuer
Name of issuer: FirstSun Capital Bancorp
Address of issuer's principal executive offices: 1400 16th Street, Suite 250, Denver, Colorado 80202

## Item 2. Person Filing
Name of person filing: The statement is filed by each of the (i) Twin Meadow VHC Trust U/A/D 5/25/2011 (the "Twin Meadow Trust"); (ii) The Mollie Hale Carter Trust Agreement dated 12/19/1995 (the "MHC Trust"); (iii) Wood Racket Trust FBO Mollie H. Carter U/A/D 7/31/2003 (the "Wood Racket Trust"); and (iv) Orion VHC Trust For the Mollie Hale Carter Family U/A/D 7/8/2011 (the "Orion Trust") (each, a "Reporting Person" and collectively the "Reporting Persons").
Address of principal business office or, if none, residence:
1400 16th Street, Suite 250
Denver, Colorado 80202
Citizenship:
The Twin Meadow Trust is a trust existing under the laws of the State of Missouri.
The MHC Trust is a trust existing under the laws of the State of Colorado.
The Wood Racket Trust is trust existing under the laws of the State of Missouri.
The Orion Trust is a trust existing under the laws of the State of Missouri.

## Item 4. Ownership
Amount beneficially owned:
As of the date of filing this Amendment No. 1, the Reporting Persons beneficially owned an aggregate of 2,554,475 shares of the Issuer's Common Stock. Specifically, this statement is being filed to report a reallocation of the shares of the Issuer's Common Stock held by the Reporting Persons which occurred on March 12, 2025. On that date, the Twin Meadow Trust, sold, respectively, 428,400 shares, 312,650 shares, and 284,400 shares to the Wood Racket Trust, the MHC Trust, and the Orion Trust. As a result of this reallocation:

(i) The Twin Meadow Trust beneficially owns 1,025,450 shares (3.68%) of the Issuer's Common Stock;
(ii) The Wood Racket Trust beneficially owns 666,500 shares (2.40%) of the Issuer's Common Stock;
(iii) The MHC Trust beneficially owns 509,125 shares (1.83%) of the Issuer's Common Stock; and
(iv) The Orion Trust beneficially owns 353,400 shares (1.27%) of the Issuer's Common Stock.

The aggregate shares of the Issuer's Common Stock beneficially owned by the Reporting Persons has not changed since the initial Schedule 13G filed by the Reporting Persons on November 14, 2024. Mollie H. Carter ("Carter") is the trustee of each of the Twin Meadow Trust and the MHC Trust, and is the co-trustee of the Wood Racket Trust and the Orion Trust. As such, she may be deemed to have voting, investment, and dispositive power with respect to the securities described in this Schedule 13G. Carter is a director and officer of the Issuer, and the reallocation of shares described above was reported by her on a Form 4 filed with the Securities and Exchange Commission ("SEC") on March 13, 2025. Carter owns no other shares of the Issuer's Common Stock.

Pursuant to Exchange Act Rule 13d-5(b)(2)(ii), the reallocation described above shall not be deemed to result in the acquisition of additional shares of the Issuer's Common Stock by any Reporting Person or by the "group".
Percent of class: As of the date of filing this Amendment No. 1, the Reporting Persons may be deemed to beneficially own 2,554,475 shares of the Issuer's Common Stock or 9.18% of the Issuer's Common Stock outstanding (see Item 4(a) above), which percentage was calculated based on 27,833,378 shares of the Issuer's Common Stock outstanding as of May 9, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 9, 2025.
Sole power to vote or to direct the vote: Each Reporting Person has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of the shares indicated in Item 4(a) as being beneficially owned by that Reporting Person. Because of the overlapping trusteeship of the Reporting Persons, however, the Reporting Persons may be deemed to have shared power to vote or direct the vote and the shared power to dispose of or direct the disposition of the entire 2,554,475 shares of the Issuer's Common Stock owned, in the aggregate, by the Reporting Persons.
Sole power to dispose or to direct the disposition: Each Reporting Person has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of the shares indicated in Item 4(a) as being beneficially owned by that Reporting Person. Because of the overlapping trusteeship of the Reporting Persons, however, the Reporting Persons may be deemed to have shared power to vote or direct the vote and the shared power to dispose of or direct the disposition of the entire 2,554,475 shares of the Issuer's Common Stock owned, in the aggregate, by the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit I.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit I: Joint Filing Agreement, dated as of May 13, 2025, by and among the Twin Meadow VHC Trust U/A/D 5/25/2011, the Mollie Hale Carter Trust Agreement dated 12/19/1995, the Wood Racket Trust FBO Mollie H. Carter U/A/D 7/31/2003; and the Orion VHC Trust For the Mollie Hale Carter Family U/A/D 7/8/2011.

## Signatures
- Twin Meadow VHC Trust U/A/D 5/25/2011: /s/ Mollie H. Carter, Trustee (05/13/2025)
- Mollie Hale Carter Trust Agreement dated 12/19/1995: /s/ Mollie H. Carter, Trustee (05/13/2025)
- Wood Racket Trust FBO Mollie H. Carter U/A/D 7/31/2003: /s/ Mollie H. Carter, Co-Trustee (05/13/2025)
- Orion VHC Trust For the Mollie Hale Carter Family U/A/D 7/8/2011: /s/ Mollie H. Carter, Co-Trustee (05/13/2025)